

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE

April 27, 2006

Mail Stop 7010

By U.S. Mail and facsimile to (605) 696-7250

Donald L. Endres
Chief Executive Officer
VeraSun Energy Corporation
100 22nd Avenue
Brookings, South Dakota 57006

> **Re:** **VeraSun Energy Corporation**
> **Form S-1**
> **Filed March 30, 2006**
> **File No. 333-132861**

Dear Mr. Endres:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have omitted the price range and number of shares for this offering. To assist you in planning your offering, please be advised that we will need to review the registration statement with this information included prior to effectiveness. We ask that you provide this information and any other non-430A information, including information regarding your capital structure, as soon as practicable to allow for our review. In addition, note that any preliminary

prospectus that is circulated must include all non-430A information, including a bona fide estimated price range.

2. We may have further comment once items that are currently blank, such as portions of summary and selected financial data, and the capitalization and dilution tables, are completed.

3. Please provide us with copies of any graphics or photos you intend to include in your prospectus. Understand that we will review these materials and may have comments on them.

4. Please provide us with the industry and market data supporting factual assertions that appear in your prospectus. In addition, please tell us whether this information is publicly available without charge.

Table of Contents, page i

5. Please move the paragraph regarding dealer prospectus delivery obligations to the outside back cover pursuant to Item 502(b) of Regulation S-K.

6. We note your disclosure that investors "should rely only on the information contained in this prospectus." Please note that if you intend to use any free writing prospectuses once you have a Section 10 prospectus ready, you should consider removing this language since the company would be liable for, and investors would be entitled to rely upon, that information as well.

Industry and Market Data, page ii

7. The forepart of your document should consist of the cover page, summary, and risk factors sections. Please relocate the sections "Industry and Market Data" and "Forward-Looking Statements" appearing beneath the table of contents to a more appropriate location in the prospectus.

8. We note your representations that some of the information in the registration statement is based on information you obtained from sources "believed to be reliable," that your research has not "been verified by any independent sources" and that you do not "make any representation as to the accuracy of this information." Please note that you are responsible for the entire content of the registration statement and cannot include language that can be interpreted as a disclaimer of the information contained in the filing. Please revise accordingly.

Prospectus Summary, page 1

9. We note your summary contains a lengthy description of the company's recent developments, industry, competitive strengths, and business strategy. Further, we note that virtually identical disclosure appears later in your prospectus. In the summary, you are to carefully consider and identify those aspects of the offering that are the most significant and determine how to best highlight those points in clear, plain language. The summary should not include a lengthy description of the company's business and business strategy. This detailed information is better suited for the body of the prospectus. If you want to highlight key aspects of your business strategy, consider listing these in a bullet-point format, with one sentence per bullet point. See Item 503(a) of Regulation S-K and part IV.C. of Securities Act Release No. 7497.

10. Please revise this section to include a more balanced description of your business. For example, to the extent that you discuss your competitive strengths and business strategy, please balance it by briefly discussing the risks of implementing the strategy.

11. In this section you state that you are the second largest producer in the U.S. Please clarify what this ranking is based upon and disclose your ranking based on sales as well.

Summary Consolidated Financial And Operating Data, page 7

12. You indicate here and on page 25 that management uses EBITDA as a measure of your performance and ability to generate cash necessary to meet your future requirements for debt service, capital expenditures, working capital and taxes. It appears that you present EBITDA as a measure of both liquidity and performance. Please revise your disclosure to explain why you believe that EBITDA provides useful information to investors and provide a reconciliation of EBITDA to cash flows from operations. Please refer to Item 10(e)(1) of Regulation S-K.

Risk Factors, page 10

13. Many of your risk factors use language like "we do not provide any assurance" or "we do not assure you." Please delete this and similar language throughout the risk factors section. The real risk is not your inability to offer assurance, but the condition described.

14. If applicable, please include a risk factor that discusses the seasonality of your business.

<u>We are substantially dependent on two facilities . . ., page 11</u>

15. Please revise to clarify what you mean by "other operational hazards inherent in our industry."

<u>We have a limited operating history and our business may not be as successful as we envision . . ., page 14</u>

16. Please elaborate upon the risks and uncertainties that are encountered by an early-stage company.

<u>Our competitive position, financial position and results of operations may be adversely affected by technological advances . . ., page 17</u>

17. We note your statements that "[t]he development and implementation of new technologies may result in a significant reduction in the costs of ethanol production" and "advances in the development of alternatives to ethanol could significantly reduce demand . . . ." Please revise this risk factor to discuss what known new technologies, if any, may result in significant cost reductions in the production of ethanol or in reduced or eliminated demand for ethanol.

<u>Our level of indebtedness could adversely affect our ability to react . . ., page 17</u>

18. Please quantify your debt service requirements for the current fiscal year.

<u>Provisions in our charter documents and South Dakota law may delay or prevent our acquisition by a third party . . ., page 19</u>

19. Please specify the provisions that would affect a third party's ability to obtain control of the company.

<u>Risks Relating to This Offering and Ownership of Our Common Stock, page 18</u>

20. Please include a risk factor that discusses the dilution to new investors that will occur as a result of the offering.

<u>Use of proceeds, page 21</u>

21. To the extent that your proceeds derived from this offering will be insufficient to fully finance the construction of your Northwestern Iowa and Welcome Facilities, please disclose this amount as well as the sources from which you will obtain the funds needed to complete these projects. Refer to Instruction 3 to Item 504 of Regulation S-K.

Dilution, page 23

22. Revise your dilution calculations to include the shares that officers, directors, promoters, and affiliated parties have the right to acquire such as shares underlying options, warrants, and conversions of existing securities. See Item 506 of Reg. S-K.

Management's Discussion and Analysis, page 27

23. To facilitate investor understanding of the significance of the spread between ethanol and corn prices, please consider providing longitudinal price information in a single chart.

Results of Operations, page 33
Year ended December 31, 2005 . . ., page 33

24. Please disclose whether in referring to the "average price realized on sales of ethanol" you are referring to the mean or the median price.

25. Please revise your discussion of cost of goods sold to provide a consistent basis for comparing costs and understanding your cost structure. For example, please disclose the aggregate and percentage change of your corn costs for 2005 and 2004 and the percentage of cost of goods sold for transportation expense and labor and manufacturing overhead for these years. Please similarly revise your disclosure for the year ended December 31, 2004, compared to the year ended December 31, 2003.

Year ended December 31, 2004 . . ., page 35

26. Please revise your discussion to discuss the extent to which your increase in net sales of ethanol was attributable to increased price or volume. See Regulation S-K, Item 303(a)(3)(iii).

The Credit Agreement, page 38

27. Please quantify the interest rates payable as of the most recent practicable date. Please also disclose why the full $30 million is not available under the credit agreement.

Put Warrant, page 41

28. Please explain how the put warrant will be terminated. Please include similar disclosure in the forepart of the prospectus and in the dilution section.

Summary of Critical Accounting Policies and Estimates, page 41

29. You indicate that an independent third party financial advisor provided a valuation at December 31, 2005 of the underlying common stock which was used in the formula based value of your put warrant. Please include the name of the advisor and a currently dated consent from the advisor in your registration statement in accordance with Rule 436(b) of Regulation C or delete this reference to the financial advisor.

Business, page 43

30. Please revise to disclose the development of your business, including your organization, predecessor entity referenced on page 4, and your entry into the ethanol industry. See Regulation S-K, Item 101(a)(1).

Competition, page 57

31. Please revise to disclose your competitive position. We note repeated disclosure that VeraSun is the second-largest ethanol producer in the United States.

Management, page 60

32. Please disclose whether Mr. Caudill has any additional business experience within the past five years. Refer to paragraph (e) to Item 401 of Regulation S-K.

33. We note disclosure in Certain Relationships and Related Party Transaction on page 68 relating to your shareholders' agreement regarding election of directors. Please revise this section to discuss the portion of the agreement pertaining to the election of directors and to identify the directors nominated by each shareholder that is party to the agreement. See Regulation S-K, Item 401(a).

Stock Option Awards, page 67

34. Please clarify the possible grants of additional options and awards, including the timing of such grants.

Transactions with Bluestem, page 69

35. Please disclose whether you believe the terms of the transactions described in this section are at least as favorable to the company as you would expect to negotiate with unrelated third parties.

Principal and Selling Shareholders, page 70

36. Please revise to provide the information in the selling shareholder table as of the most recent practicable date.

37. Please revise to state, if true, that Messrs. Firsk and Kirby have voting and investment control over the shares held by Eos Management, Inc. and Bluestem Capital Company, respectively. Alternatively, name the individuals with voting and investment control over these shareholders. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov.

38. Please tell us whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers. Revise the prospectus to name the selling shareholders who are broker-dealers and state that they are underwriters with respect to the shares that they are offering for resale.

39. For the selling shareholders who are affiliates of broker-dealers, disclose the following:
    - that the selling shareholders purchased in the ordinary course of business; and
    - that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

    If these selling shareholders are unable to make these representations, please state that they are underwriters.

Description of Capital Stock, page 73

40. We note that the information you provide in this section is qualified in its entirety. Because you are responsible for the accuracy of the information in the filing, and because Rule 411(a) permits qualification of information in the prospectus by reference to information outside of the prospectus only in limited circumstances, this qualification is inappropriate. Please remove it.

Shares Eligible for Future Sale, page 76

41. Disclose the criteria that the underwriters will use in determining whether to consent to waiving the 180-day lock-up agreement.

Financial Statements
Note 1 – Nature of Business and Significant Accounting Policies, page F-7
General

42. Please disclose the types of expenses that you include in the costs and expenses of production line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the costs and expenses of production line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from costs and expenses of production, please disclose:
   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
   - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in costs and expenses of production and others like you exclude a portion of them from gross profit, including them instead in a line item such as selling, general and administrative expenses.

Property and Equipment, page F-9

43. The range of useful lives for your machinery and equipment of 5 to 39 years is very broad. Please separately discuss and disclose the types of assets that fall in each part of the range.

Note 7 – Long-term debt and restricted cash, page F-15

44. You indicate that your notes are collateralized by substantially all the assets of your Parent and certain subsidiaries. You also indicate on page 71 that the notes are guaranteed on a senior secured basis by certain of your existing and future domestic subsidiaries. You also indicate that you have filed a registration statement with the SEC to register the exchange notes but you have not completed the exchange offer. It is our understanding that you intend to file financial information in accordance with Rule 3-10 of Regulation S-X in the next amendment to your filing. If you intend to file condensed consolidating financial information in accordance with Rule 3-10(f) of Regulation S-X please disclose, if true, that all subsidiary guarantors are "100% owned" as defined by Rule 3-10(h)(1). Please note that this definition differs from the definition of "wholly owned subsidiary" in Rule 1-02(aa) of Regulation S-X.

Note 12 – Stock Options and Warrants, page F-19

45. Please provide the range of exercise prices for all options outstanding as of December 31, 2005 in accordance with paragraph 48 of SFAS 123 as amended. If the range of exercise prices is wide, the exercise prices should be segregated into ranges that are meaningful for assessing the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises.

46. You indicate that the fair value of options granted was $3.39 for the year ended December 31, 2005 for options whose exercise price equaled the market price of the related stock on the date of grant. You also indicate that the fair value of options granted whose exercise price was less than the market price of the related stock on the date of grant was $3.39 for the year ended December 31, 2005. Please tell us how you determined that the fair value of options granted was the same for options that were "in-the-money" as compared to options that were not.

Note 13 – Shareholder Agreement, page F-21

47. Please disclose how you accounted for the registration rights related to the shareholder agreement. Please also disclose how you accounted for the registration rights discussed on page 71, which are related to senior secured notes due December 15, 2012. Please tell us what consideration you gave to EITF 00-19 and FAS 133 in your analysis of the accounting for your registration rights. Please also disclose the maximum cash penalty under the registration rights agreement, if applicable.

Note 18 – Quarterly Financial Data (Unaudited), page F-25

48. Please provide quarterly financial data for fiscal year ended December 31, 2004 as required by Item 302(A)(1) of Regulation S-K.

Part II
Recent Sales of Unregistered Securities, page II-3

49. Please expand your disclosure to briefly state the facts relied upon in claiming exemption from Securities Act registration. See Regulation S-K, Item 701(d).

Exhibits

50. We note that you plan to file several exhibits by amendment, including the underwriting agreement and legality opinion. Please note that we will review these exhibits when they are filed and may have comments on them or on related disclosure in the prospectus. In this regard, we note that you intend to seek

confidential treatment for portions of exhibits 10.1 and 10.2 but have not yet filed the request.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733 or Scott Watkinson, Senior Staff Accountant, at (202) 551-3741 in you have questions regarding comments on the financial statements and related matters. Please contact Matt Franker, Staff Attorney, at (202) 551-3749 or Chris Edwards, Special Counsel, at (202) 551-3742 with any other questions. Alternatively, you may contact me at (202) 551-3760.

Sincerely,

Pamela A. Long
Assistant Director

cc: John R. Thomas, Esq. (*via facsimile* 503/220-2480)
       Stoel Rives LLP
       900 SW Fifth Avenue
       Suite 2600
       Portland, Oregon 97204